Cryoport, Inc.
17305 Daimler St.
Irvine, CA 92614

October 4, 2016

VIA EDGAR

Mr. Perry J. Hindin, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cryoport, Inc. Schedule TO-I (File No. 005-85385)

Registration Statement on Form S-4 (File No. 333-213091)
Filed August 30, 2016

Dear Mr. Hindin:

Cryoport, Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 13, 2016, with respect to the Company’s Schedule TO-I (as amended, the “SC TO-I”) (File No. 005-85385) and Registration Statement on Form S-4 (as amended, the “S-4”) (File No. 333-213091).

Set forth below is the heading and text of each comment followed by the Company’s response.

General

1.	We note your response to prior comment 3 and are unable to agree with your conclusion that “the Offer will not cause the Original Warrants to cease being listed on the NASDAQ Capital Market” given that the exchange offer is an offer for all outstanding Original Warrants. Please provide further analysis explaining the basis upon which you have concluded that the purchase of this class of securities is not subject to Exchange Act Rule 13e-3.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the terms of the Offer such that the Company will only accept up to an aggregate limit of 5,000,000 Original Warrants from all holders participating in the Offer. If the aggregate number of Original Warrants properly tendered in the Offer by all holders participating in the Offer is greater than 5,000,000, then each of the participating holder’s number of Original Warrants tendered will be reduced on as close to a pro rata basis as is possible, as set forth in Amendment No. 2 to the S-4.

For the Original Warrants to continue listing on the NASDAQ Capital Market, (a) the underlying security must remain listed on NASDAQ or be a covered security, and (b) there must be at least two registered and active market makers, one of which may be a market maker entering a stabilizing bid, as provided in NASDAQ Listing Rule 5560. As of September 30, 2016, there were ten registered and active market makers for the Original Warrants.

Here, the Offer will not affect the listing of the Company’s common stock on the NASDAQ Capital Market.

Furthermore, it is the Company’s reasonable belief that there will continue to be at least two registered and active market makers for the Original Warrants even if all of the 7,067,788 outstanding Original Warrants are tendered in the Offer.

The Company notes to the Staff that there is no minimum number of warrants required to be outstanding under the continued listing requirements for warrants on the NASDAQ Capital Market pursuant to NASDAQ Listing Rule 5560. The Company also notes that initial listing requirements of warrants on the NASDAQ Capital Market only require 400,000 warrants to be outstanding, while also requiring three registered and active market makers pursuant to NASDAQ Listing Rule 5515.

In the event that all of the 7,067,788 outstanding Original Warrants are tendered in the Offer, under the revised terms each of the participating holder’s number of Original Warrants tendered will be reduced on as close to a pro rata basis as is possible and only 5,000,000 Original Warrants will be accepted. As a result, following the consummation of the Offer, 2,067,788 Original Warrants will remain outstanding, comprised of 611,680 Public Original Warrants and 1,456,108 Private Original Warrants. The Company believes that 611,680 outstanding Public Original Warrants would be sufficient to continue to support at least two registered and active market makers because that is in excess of the minimum initial listing requirements on the NASDAQ Capital Market, which is sufficient to support at least three registered and active market makers under such rule, and because there are currently ten registered and active market makers for the Public Original Warrants.

The Company additionally notes to the Staff that, as of 1:00 PM PST on October 3, 2016, 71,788 Public Original Warrants (representing only approximately 3% of the outstanding Public Original Warrants) and 1,818,331 Private Original Warrants (representing approximately 37% of the outstanding Private Original Warrants) have been tendered in the Offer. Furthermore, the Company’s solicitation agent with respect to the Public Original Warrants has conveyed to the Company that it does not expect the number of tendered Public Original Warrants to materially increase by the expiration of the Offer given that the Offer has been open for more than 35 business days already.

Accordingly, the Company reasonably believes that the Original Warrants will continue to be listed on the NASDAQ Capital Market because there will likely remain at least two registered and active market makers following the Offer given the number of Public Original Warrants that will remain outstanding. Accordingly, the Company has no reason to believe that there is a reasonable likelihood that the Offer will produce the effect described in Rule 13e-3(a)(3)(ii)(B).

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If you have any additional questions or comments, please feel free to contact me directly at (949) 681-2727.

Sincerely,

/s/ Robert Stefanovich

Robert Stefanovich, Chief Financial Officer